UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65276

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/20___ AND ENDING___12/31/20___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Texas Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Suite B

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Carrollton   **Texas**   **75010**
___(City)___   ___(State)___   ___(Zip Code)___

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _Steve Kaufman_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Texas Securities, Inc._____ , as

of _December 31_____, 20 _20___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



BETTY C. CANTU
Notary Public, State of Texas
Comm. Expires 03-04-2023
Notary ID 124357819

_____
Notary Public

_____
Signature

President _____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Texas Securities, Inc. as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Texas Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Texas Securities, Inc.'s management. Our responsibility is to express an opinion on Texas Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Texas Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Texas Securities, Inc.'s financial statements. The supplemental information is the responsibility of Texas Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Texas Securities, Inc.'s auditor since 2016.

Celeste, Texas
March 16, 2021

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TEXAS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

_____

ASSETS

Cash and cash equivalents	$	298,655
Related party receivable		23,719
Prepaids and other current assets		69,414
Furniture and equipment, net		26,409
Other assets		10,000
TOTAL ASSETS	$	428,197

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	4,400
Accrued liabilities	79,257
PPP note payable	300,825
Total liabilities	384,482

Stockholder's Equity

Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	1,868,230
Accumulated deficit	(1,825,515)
Total stockholder's equity	43,715

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	428,197

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE

Commissions income	$	2,481,563
Sales agency fee		397,000
Other income		891
TOTAL REVENUE		2,879,454

EXPENSES

Compensation and benefits	2,598,400
Occupancy and equipment	153,521
Regulatory fees and expenses	88,954
Professional fees	101,655
Accounting and administrative fees	30,000
Other expenses	69,681
TOTAL EXPENSES	3,042,211
LOSS BEFORE INCOME TAXES	(162,757)
STATE INCOME TAX EXPENSE	6,716
NET LOSS	$ (169,473)

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2020	$ 1,000	$ 1,868,230	$ (1,656,042)	$ 213,188
Net loss	-	-	(169,473)	(169,473)
Stockholder's equity, December 31, 2020	$ 1,000	$ 1,868,230	$ (1,825,515)	$ 43,715

See notes to financial statements. 4

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(169,473)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		6,357
Loss on disposal of furniture and equipment		1,066
Changes in operating assets and liabilities:		
Decrease in related party receivable		1,031
Decrease in prepaids and other current assets		46,594
Decrease in accounts payable		(1,126)
Decrease in accrued liabilities		(80,938)
Net cash provided by operating activities		(196,489)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment		(1,552)
Net cash used in investing activities		(1,552)
CASH FLOWS FROM FINANCING ACTIVITIES		300,825
Proceeds from PPP note payable		300,825
NET CHANGE IN CASH AND CASH EQUIVALENTS		102,784
CASH AND CASH EQUIVALENTS, beginning of year		195,871
CASH AND CASH EQUIVALENTS, end of year	$	298,655
Cash paid during the year for:		
Interest	$	-
State income taxes	$	6,716

TEXAS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") was organized as a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration II, Ltd. ("Crown II"), a related party, serves as the managing venturer of their respective joint ventures.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Estimates and Assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The company's financial asset and liability accounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Receivables

Receivables are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2020.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life of 2 years or greater. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years.

Revenue Recognition

The Company sells interests in private placement offerings on behalf of Crown II sponsored Joint Ventures. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date (the date that the Company fills the trade order, receives the customer subscription funding and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

The Company earns sales agency fees under an agreement with Crown II for acting as Crown II's exclusive broker-dealer. Sales agency fees are recognized as the performance obligations are provided by the Company and consumed by Crown II.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2016 to present
United States	2018 to present

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes*. Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2020, there were no interest or penalties recorded or included in the statement of operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of ninety days or less that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk

The Company sells interests in Crown II sponsored joint ventures, which results in receivables arising from commissions earned. The Company believes that its receivables credit risk exposure is limited. The Company earned all of its commission revenue under a sales agency agreement with Crown II, and all of its sales agency fees from Crown II in consideration for the Company acting as Crown II's exclusive broker-dealer.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF REVENUE

The Company is under the control of and economically dependent on Crown II. The Company also has a concentration of services provided by Crown II. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Crown II were not consummated on terms equivalent to arm's length transactions.

Pursuant to a sales agency agreement with Crown II, the Company acts as Crown II's exclusive broker-dealer. Under this agreement, the Company receives up to 15% of all funds raised from investors. For the year ended December 31, 2020, the Company earned commission income of $2,481,563 related to this agreement. In addition, the Company earned $397,000 during 2020 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2020, the Company was owed $23,719 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $30,000 for accounting and administrative fees, and another related party $71,563 for office space, which is included in occupancy and equipment in the accompanying statement of operations.

RETIREMENT PLAN

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. The Company contributed $57,233 to the plan in 2020.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined under SEC Rule 15c3-1, of $230,558 which was $224,981 in excess of its required minimum net capital of $5,577 The Company's ratio of aggregate indebtedness to net capital was 36.28 to 1.

LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $71,563 for the year. The lease requires monthly payments of $3,715 through December 2021. Future minimum payments under this non-cancelable lease are $44,580.

NOTE PAYABLE

In April 2020, the Company received loan proceeds of $300,825 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan matures on April 7, 2022 and bears interest at a rate of 1.00% per annum, payable monthly commencing November 2020. The Company has used the entire loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company requested loan forgiveness in February 2021.

CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2020, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is March 16, 2021 which is the date the financial statements were available to be issued.

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	43,715
Deductions and/or charges		
Non-allowable assets		
Related party receivable		7,906
Prepaids and other current assets		69,414
Furniture and equipment, net		26,409
Other assets		10,000
Total deductions and/or charges		113,729
Other additions and/allowable credits - PPP note payable		300,825
Net capital before haircuts on securities positions		230,811
Haircuts on securities		
Cash equivalents - certificate of deposit		253
Net capital	$	230,558
Aggregate indebtedness		
Accounts payable	$	4,400
Accrued liabilities		79,257
Total aggregate indebtedness	$	83,657
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,577
Net capital in excess of minimum requirement	$	224,981
Ratio of aggregate indebtedness to net capital		36.28 to 1

Reconciliation of Computation on Net Capital

Net capital, as reported in the Company's Originally Filed Part II (unaudited) Focus report	$	(70,267)
Increase in other additions to capital - PPP Forgivable Loan Expenses	$	300,825
Net capital the preceeding	$	230,558

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendements to 17 C.F.R. §240.17a5. The Company limits its business activities exclusively to participating in distributions of securities (other that firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c-4. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

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PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Texas Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Texas Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Texas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Texas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 16, 2021

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com



Texas Securities, Inc.'s Exemption Report

Texas Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under the paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R . § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Texas Securities, Inc.

I, Steve Kaufman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Steve Kaufman
President

March 16, 2021

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